UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2025

OR

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________to________

Commission file number 001-36865

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rocky Mountain Chocolate Factory, Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rocky Mountain Chocolate Factory, Inc.

265 Turner Drive

Durango, CO 81303

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN
FORM 11-K
TABLE OF CONTENTS
Page No.

SCHEDULE H, PART IV, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS	12
EXHIBIT INDEX	13
SIGNATURES	14
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	15

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants

of the Rocky Mountain Chocolate Factory, Inc. 401(k) Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Rocky Mountain Chocolate Factory, Inc. 401(k) Plan (the Plan) as of February 28, 2025 and February 29, 2024, and the related statement of changes in net assets available for benefits for the year ended February 28, 2025, and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Rocky Mountain Chocolate Factory, Inc. 401(k) Plan as of February 28, 2025 and February 29, 2024, and the changes in net assets available for benefits for the year ended February 28, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

(Continued)

Report of Independent Registered Public Accounting Firm

(Continued)

Supplemental Information

The supplemental information contained in Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of February 28, 2025 and the schedule of delinquent participant contributions for the year ended February 28, 2025, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2022.

Bonadio & Co., LLP

August 27, 2025

Amherst, New York

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	February 28,	February 29,
	2025	2024
Assets
Investments, at fair value
Common/collective trusts	$ 1,702,244	$ 1,654,704
Mutual funds	8,804,748	8,160,988
Common stock	103,156	305,352

Total investments	10,610,148	10,121,044

Receivables
Employer contributions	55,042	58,811
Notes receivable from participants	35,868	50,640

Total assets	10,701,058	10,230,495

Liabilities
Excess contributions	7,263	17,802

Net assets available for benefits	$ 10,693,795	$ 10,212,693

The accompanying notes are an integral part of these financial statements.

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended February 28, 2025
Investment income:
Net appreciation in fair value of investments	$ 867,981
Interest and dividends from investments	169,654

Total investment income	1,037,635
Interest income on notes receivable from participants	3,926

Contributions:
Employer	55,042
Participants	357,296
Total contributions	412,338

Deductions from net assets:
Benefits paid to participants	914,822
Administrative expenses	57,975
Total deductions	972,797

Net changes	481,102

Net assets available for benefits:
Beginning of year	$ 10,212,693

End of year	$ 10,693,795

The accompanying notes are an integral part of these financial statements.

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FEBRUARY 28, 2025 AND FEBRUARY 29, 2024

NOTE 1 - DESCRIPTION OF PLAN

General

Rocky Mountain Chocolate Factory, Inc. 401(k) Plan (the “Plan”) became effective June 1, 1994. The following description provides only general information and participants should refer to the Plan document for more complete information.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan covers all eligible employees of Rocky Mountain Chocolate Factory, Inc. (the “Company”).

The Board of Directors of the Company (the “Plan Administrator”) administers the Plan. The Plan assets are held in mutual funds, common/collective trust funds, and Company stock held by Principal Trust Company, Inc. (“Principal”), the trustee of the plan’s mutual funds and common/collective trust funds. The Rocky Mountain Chocolate Factory, Inc. 401(K) Plan committee is the trustee for the Company stock held by Principal Trust Company, Inc. Individual accounts are invested in the various investment options at the direction of the participants.

Eligibility

An employee becomes eligible to participate in the Plan as of March 1, June 1, September 1, or December 1 subsequent to the employee completing 1,000 hours of service during a twelve consecutive month period beginning on the date of hire.

Contributions

Participants may elect to contribute a portion of compensation up to the Plan limits. A participant’s contribution made by salary deferral, which results in a reduction of taxable income to the participant, was limited by the IRS to $23,500 for 2025 and $23,000 for 2024 in accordance with the Internal Revenue Code. If an eligible participant is 50 years of age or older (except those 60 to 63 years of age), they may contribute up to $31,000 for 2025 and $30,500 for 2024. Under the SECURE 2.0 ACT, if an eligible participant is 60 to 63 years of age, they may contribute up to $34,750 for 2025. Participants may also make rollover contributions from other qualified plans.

During the plan years ended February 28, 2025 and February 29, 2024 a total of $7,263 and $17,802 in employee contributions in excess of amounts allowed by IRS nondiscrimination rules were made to the Plan by Plan participants. Excess contributions are returned to participants subsequent to year end and recorded as other liabilities on the statements of net assets available for benefits.

The Plan provides for Company matching contributions equal to 25% of the participant contributions up to 6% of each employee’s annual compensation for those employees employed as of the last day of the plan year. The Company made matching contributions of $55,042 for the year ended February 28, 2025. Also, the Company may make discretionary contributions to the Plan. During the year ended February 28, 2025, the Company did not make a discretionary contribution to the Plan. The Company makes its matching contributions in a lump sum payment subsequent to the fiscal year end. These contributions are allocated directly to participants’ accounts.

Participants' Accounts

Each participant's account is credited or charged with the participant's contribution and an allocation of the Company's contribution, forfeitures, Plan expenses and Plan earnings or losses thereon. Allocations are based upon Plan earnings or losses thereon and account balances, as defined. The benefit to which a participant is entitled is the vested portion of the participant's account.

Vesting

Participants are 100% vested in their salary deferrals at all times. A participant becomes 100% vested in employer contributions after three years of continued service or upon the participant’s death or disability, or upon reaching retirement age. Otherwise, participants become 33% vested after year one, 67% vested after year two, and 100% vested after year three.

Forfeitures

Forfeitures of non-vested balances for terminated employees are used to reduce future Company contributions. During the year ended February 28, 2025, forfeitures totaling $446 were used to reduce the Company’s contribution. At February 28, 2025 and February 29, 2024, $351 and $446, respectively, were available to reduce future Company contributions.

Payment of Benefits

In the case of death, disability or retirement, a participant’s benefits become payable as soon as administratively feasible. The Plan provides three payment options associated with the distribution of benefits: 1) lump‑sum, 2) transfer of benefits to another qualified retirement plan and 3) periodic installments as defined in the Plan agreement. Upon termination for causes other than death, disability or retirement, participants may receive payment of their vested account in a lump sum payment or by rolling over the account. The Plan also allows for payment of benefits for financial hardship. A hardship distribution may be made to satisfy certain immediate and heavy financial needs that a participant may have. Benefit payments are recorded by the Plan when paid.

Administrative Expenses

The Company provides, at no cost to the Plan, certain administrative, accounting and legal services to the Plan. All transaction costs and certain Plan administrative expenses and outside services are paid for by the Plan.

Notes Receivable from Participants

Participants may borrow up to the lesser of 50% of their vested balance or $50,000 for a period not to exceed 5 years unless the proceeds are used to acquire the participant’s principal residence. Loans used to acquire real estate that serves as the participant’s primary residence may, subject to the Plan Administrator’s determination, be repaid over a period longer than five years. The loans are collateralized by the participant accounts. The loans bear interest at a rate determined at the inception of the loan. The interest rate ranged from 5.25% and 10.50% on outstanding loans at February 28, 2025. Loan principal and interest are repaid bi-weekly through payroll deductions and mature between April 2025 and May 2029. Participant loans are recorded at unpaid principal plus accrued interest.

NOTE 2 ‑ SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments in mutual funds and common stock are stated at fair value as determined by quoted market prices. Investments are recorded at net asset value (“NAV”) for common/collective trust funds as reported to the Plan by the trustee as a practical expedient for fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.

The net realized and unrealized investment gain or loss (net appreciation or depreciation in fair value of investments) is reflected in the accompanying Statement of Changes in Net Assets Available for Benefits, and is determined as the difference between fair value at the beginning of the year (or date purchased if during the year) and selling price (if sold during the year) or the year-end fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest is recognized on the accrual method and dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. As of February 28, 2025 and February 29, 2024, no allowance for credit losses has been recorded. If a participant does not make loan repayments and the Plan Administrator considers the participant loan to be in default, the loan balance is reduced, and the delinquent participant note receivable is recorded as a benefit payment based on the terms of the Plan document.

Risk and Uncertainties

The Plan provides for various investments. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 3 - INCOME TAX STATUS

The IRS has issued an opinion letter dated June 30, 2020 indicating that the prototype plan document adopted by the Plan, as then designed, qualifies under section 401(a) of the Internal Revenue Code (“IRS”). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and therefore believe the Plan is qualified and the related trust is tax-exempt. The Plan has not received a determination letter specific to the Plan itself; however, the Plan Administrator believes that the Plan was designed and is being operated in compliance with the applicable requirements of the IRS. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS

Certain investments held by the plan include shares of common stock of the Company and investments managed by the Trustee. As the Company is the sponsoring entity of the Plan, these transactions involving Company stock, as well as all transactions between the Plan and the Trustee, and notes receivable from participants, qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

NOTE 5 - TERMINATION OF THE PLAN

While the Company has not expressed any intent to discontinue the Plan, it may, by action of its Board of Directors, terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, the participants become fully vested in their accounts, and the Plan administrator is to distribute each participant’s interest to the participant or their beneficiaries.

NOTE 6 - FAIR VALUE MEASUREMENTS

The Plan applies Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820) which establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value:

Mutual funds: Values are determined based on quoted market prices in active markets.

Common stock: Value represents common stock of Rocky Mountain Chocolate Factory, Inc., which is valued at the closing price reported on the active market on which the individual securities are traded.

Common/collective trusts: The Principal/Multi Manager Sm Cap Fund is held in common collective trust funds, which consist of investments in mutual funds, collective trusts and pooled separate accounts. The Principal Stable Value Fund, held in a common collective trust fund, invests in fully benefit-responsive guaranteed investment contracts. These investments are valued at their net asset values (“NAV”) per share as of the close of business on the valuation date. The NAV is quoted on a private market that is not active; however, the unit price is based on the value of the underlying investment assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. There are no unfunded commitments, and the units may be redeemed on a daily basis. These investments are valued at the NAV of the units held by the Plan. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. There were no changes in the valuation techniques used during the periods.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The Plan’s investment assets at fair value, within the fair value hierarchy, as of February 29, 2024 and February 28, 2023 are as follows:

Assets Measured at Fair Values as of February 28, 2025:

Description	Level 1	Level 2	Level 3	Total
Mutual funds	$ 8,804,748	$ -	$ -	$ 8,804,748
Common stock	103,156	-	-	103,156

Total	$8,907,904	$ -	$ -	$8,907,904
Investments in common/collective trusts – measured at net asset value[1]				1,702,244
Total investments, at fair value				$10,610,148

Assets Measured at Fair Values as of February 29, 2024:

Description	Level 1	Level 2	Level 3	Total
Mutual funds	$ 8,160,988	$ -	$ -	$ 8,160,988
Common stock	305,352	-	-	305,352

Total	$ 8,466,340	$ -	$ -	$ 8,466,340
Investments in common/collective trusts – measured at net asset value[1]				1,654,704
Total investments, at fair value				$10,121,044

NOTE 8 – CORRECTION OF DELINQUENT PARTICIPANT CONTRIBUTIONS

During the plan year ended February 28, 2025, the Plan Sponsor failed to timely remit certain elective deferral contributions and loan repayments totaling $118,756 to the Plan. These contributions were required to be deposited into the Plan no later than the earliest date on which they could reasonably be segregated from the Company’s general assets. The Plan Sponsor has remitted the delinquent contributions to the Plan, along with lost earnings, prior to February 28, 2025. The Plan Sponsor computed lost earnings using the Department of Labor’s Voluntary Fiduciary Correction Program (VFCP) Calculator consistent with the principles outlined by the Department of Labor. The corrected amounts have been allocated to the affected participants' accounts. The Company has implemented procedures to prevent future occurrences of delinquent contributions.

[1] In accordance with the FASB authoritative guidance regarding fair value measurement, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN

SUPPLEMENTAL SCHEDULE

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

February 28, 2025

EIN: 84-0910696

Plan No. 001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

*	Principal Stable Value Fund	Common/collective trust	$ 1,256,842
*	Principal/Multi Manager Sm Cap Fund	Common/collective trust	445,402
	Fidelity Small Cap Index Fund	Mutual Fund	20,903
	Fidelity 500 Index Fund	Mutual Fund	984,597
	Fidelity Mid Cap Index Fund	Mutual Fund	222,032
	American Funds Mutual R6 Fund	Mutual Fund	254,156
	Vanguard Target Retirement Income Fund	Mutual Fund	55,538
	Vanguard Target Retirement 2020 Fund	Mutual Fund	301,871
	Vanguard Target Retirement 2030 Fund	Mutual Fund	236,323
	Vanguard Target Retirement 2040 Fund	Mutual Fund	272,581
	Vanguard Target Retirement 2050 Fund	Mutual Fund	436,568
	Vanguard Target Retirement 2060 Fund	Mutual Fund	154,927
	Vanguard Target Retirement 2070 Fund	Mutual Fund	11,748
	American Funds Europacific Growth Fund	Mutual Fund	668,268
	T. Rowe Price Mid Cap Value Fund	Mutual Fund	476,026
	Carilon Eagle Mid Cap Growth Fund	Mutual Fund	195,748
	JP Morgan Large Cap Growth Fund	Mutual Fund	2,751,881
	Dodge & Cox Income Fund	Mutual Fund	327,844
	Vanguard Total Intl Stock Index Admiral Fund	Mutual Fund	35,359
	T. Rowe Price Emerging Markets Stock Fund	Mutual Fund	192,011
	Pimco Income Fund	Mutual Fund	1,206,367
*	Rocky Mountain Chocolate Factory, Inc.	Common Stock	103,156
*	Participant Loans	Notes receivable from participants – interest at rates ranging from 5.25% to 10.50%, maturing from April 2025 to May 2029, collateralized by participant account balances	35,868

	Total		$10,646,016

*Indicates a party-in-interest.

The accompanying notes are an integral part of this schedule.

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN

SUPPLEMENTAL SCHEDULE

SCHEDULE H, PART IV, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

For the year ended February 28, 2025

EIN: 84-0910696

Plan No. 001

Total that Constitute Nonexempt Prohibited Transactions

Check Here if Participant Loan Repayments are Included	Contributions not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
X		$ 118,756

The accompanying notes are an integral part of this schedule.

EXHIBIT INDEX

Exhibit Number	Description	Incorporated by Reference to

23.1	Bonadio & Co., LLP - Consent of Independent Registered Public Accounting Firm	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN

BY ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. PLAN ADMINISTRATOR

Date: August 27, 2025	/s/ Carrie Cass

Carrie Cass, Chief Financial Officer